

July 23, 2014

Via E-mail
Mark G. Margavio
Vice President and Chief Financial Officer
Frank's International N.V.
Prins Bernhardplein 200
1097 JB Amsterdam, The Netherlands

      Re: **Frank's International N.V.**
                Form 10-K for the Fiscal Year ended December 31, 2013
                Filed March 4, 2014
                Form 10-Q for the Fiscal Quarter ended March 31, 2014
                Filed May 6, 2014
                File No. 1-36053

Dear Mr. Margavio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Note 12—Related Party Transactions, page 70

1.   We note that you presented a pro-forma/possible liability of $106 million associated with your Tax Receivable Agreement, assuming conversion of Series A preferred stock, in your IPO registration statement. We also see Risk Factor disclosure on pages 25 and 26 of your annual report, clarifying that you expect payments under this agreement "will be substantial," may likewise have a "substantial negative impact" on your liquidity, also indicating that if you were to exercise your right to terminate the agreement, the payment

that could be required as of year-end would be $51.8 million (although you explain that this measure is merely an estimate and that the actual payment could differ materially).

Given the objective and disclosure requirements outlined in FASB ASC 850-10-10 and 10-50, we believe you should expand your disclosure to include the salient terms of the Tax Receivable Agreement, including the circumstances under which conversion or termination may occur and would be reasonably likely to occur, implications of either event for common shareholders (e.g., valuation of interests and dividend payments), quantification of the liability that would arise upon conversion and the payment that would be required under the termination provisions, based on circumstances prevailing at the end of the period covered by your report, also any material assumptions made in compiling these figures and the reasonably possible range of effects that may occur if differences between your assumptions and actual events or circumstances arise.

Given your view of the payments that will be required under the arrangement as substantial, please similarly expand your disclosure pertaining to Liquidity and Capital Resources on page 43 to address these implications and the reasonably possible timing of events to comply with Item 303(a)(1) of Regulation S-K.

Note 17—Commitments and Contingencies, page 76

2.   We note your disclosure under this heading and on page 31 stating that although you "cannot predict the ultimate outcome" of lawsuits and claims in "amounts that may be material should an unfavorable outcome be the result" management either "does not currently expect that these matters will have a material adverse effect" or "does not expect that the currently pending matters will have a material adverse effect" on the financial position, results of operations or cash flows. Given your inability to predict the outcome of resolving the lawsuits and claims, also considering the potential for material adverse effects, the basis for and meaning of the expectations you disclose are unclear.

Please revise your disclosures to include quantification of the amounts sought by the counterparties, details that reveal the nature and status of each material concern, and an assessment about the likelihood of material effects to your financial position, results of operations and cash flows that may arise in any period in the course of resolving these lawsuits and claims, based on the criteria of remote, reasonably possible, and probable, as these terms are utilized in FASB ASC 450-20. If you have estimated material loss in resolving these concerns that is less than amounts claimed by the counterparties, disclose the range of reasonably possible loss to comply with FASB ASC 450-20-50-4(b) and 50-9(b), and clarify your disclosure indicating inability to predict/estimate the outcome as this would not otherwise be consistent with having estimated and thereby excluded the amounts sought by counterparties from the range of reasonably possible loss.

<u>Form 10-Q for the Fiscal Quarter ended March 31, 2014</u>

<u>General</u>

3.   Please revise the accounting and disclosures in your interim reports as necessary to address all applicable comments written on your annual report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or me at (202) 551-3686 if you have questions.

                                                  Sincerely,

                                                  /s/ Karl Hiller

                                                  Karl Hiller
                                                  Branch Chief